Exhibit (a)(5)(ii)

FOR:	Jarden Corporation

CONTACT:	Trisha Mount
Senior Vice President
914-967-9400

Investor Relations: Allison Malkin
Press: Alecia Pulman
ICR, Inc.
203-682-8200

FOR IMMEDIATE RELEASE

JARDEN ANNOUNCES INCREASE IN PRICE RANGE AND

EXTENSION OF EXPIRATION DATE IN SELF-TENDER OFFER

RYE, N.Y., February 21, 2012—Jarden Corporation (NYSE: JAH) announced today that it has amended its previously announced “modified Dutch auction” self-tender offer to increase the price range at which it will purchase shares of its common stock, par value $0.01 per share (“Common Stock”), to a purchase price of not greater than $36.00 and not less than $32.00 per share. The maximum aggregate size of the repurchase remains unchanged at $500 million in value of Common Stock. As a result of the amendment to the price range, the Company has also extended the expiration date of the tender offer to 12:00 midnight, New York City time, on March 5, 2012. The Company also indicated that there would be no further changes to the tender offer price range. The Company’s Common Stock closed on the New York Stock Exchange at $34.51 per share on Friday, February 17, 2012. The shares closed at $30.71 per share at the close on January 23, 2012, immediately prior to the announcement of the Company’s intention to commence a tender offer.

In connection with the amendment of the previously announced tender offer, members of the Board of Directors and the Executive Officers of the Company have indicated they may tender up to 15% of their shares of Common Stock. In conjunction with this decision, the members of the “Office of the Chairman”, Martin E. Franklin, Ian G. H. Ashken and James E. Lillie, have committed to tendering in aggregate 526,000 shares, or approximately 10.5% of each of their respective current beneficial holdings of Common Stock, within the revised range. As previously announced, the tender offer will not be conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to the satisfaction of certain conditions as outlined in the original Offer to Purchase. The tender offer was originally made pursuant to the Offer to Purchase, dated January 26, 2012, which was previously filed with the Securities and Exchange Commission (“SEC”) and forwarded to shareholders. A Supplement to the Offer to Purchase and amended letters of transmittal and related materials containing a complete explanation of the amended terms and conditions of the tender offer and revised instructions for tendering shares of Common Stock will be promptly filed with the SEC and forwarded to shareholders of record.

Neither the Company nor its Board of Directors makes any recommendation as to whether any shareholder should participate in the amended tender offer or as to the price or prices at which shareholders may choose to tender their shares in the amended tender offer.

The Company has retained Barclays Capital to act as the dealer manager for the tender offer, which can be contacted at 888-610-5877 (toll free).

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Common Stock. The solicitation and offer to buy the Company’s Common Stock will only be made pursuant to the Offer to Purchase, the Supplement to the Offer to Purchase, the amended letters of transmittal and related materials. Stockholders should carefully read these materials because they contain important information, including the various terms and conditions of the tender offer. Stockholders may obtain free copies of the Offer to Purchase, the Supplement to the Offer to Purchase, the amended letters of transmittal and related materials filed by Jarden with the Securities and Exchange Commission at the commission’s website at www.sec.gov or from Jarden’s website at www.jarden.com, or by calling Georgeson Inc., the information agent, at (866) 695-6075 (toll free). Stockholders and investors who have questions may call Barclays Capital or Georgeson Inc. at the numbers above.

Jarden Corporation is a leading provider of a diverse range of consumer products with a portfolio of over 100 trusted, quality brands sold globally. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Aero®, Berkley®, Campingaz® and Coleman®, ExOfficio®, Fenwick®, Gulp!®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. Headquartered in Rye, N.Y., Jarden ranks #379 on the Fortune 500 and has over 23,000 employees worldwide. For in-depth information about Jarden, please visit www.jarden.com.

Note: This news release contains “forward-looking statements” within the meaning of the federal securities laws and is intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s earnings per share and adjusted diluted earnings per share, expected or estimated revenue, segment earnings, cash flow from operations, and reorganization and other non-cash charges, the outlook for the Company’s markets and the demand for its products, consistent profitable growth, free cash flow, future revenues and gross, operating and EBITDA margin improvement requirement and expansion, organic net sales growth, bank leverage ratio, the success of new product introductions, growth in costs and expenses, the impact of commodities, currencies and transportation costs and the Company’s ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company’s stock repurchase program or through any tender offer, our ability to raise new debt, and the impact of acquisitions, divestitures, restructurings, and other unusual items, including the Company’s ability to integrate and obtain the anticipated results and synergies from its consummated acquisitions. These projections and statements are based on management’s estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors. A discussion of factors that could cause results to vary is included in the Company’s periodic and other reports filed with the Securities and Exchange Commission.